PART II

OFFERING MEMORANDUM DATED SEPTEMBER 25, 2024



Crazy Pita Corp.
2225 Village Walk Dr #175
Henderson NV 89052
www.crazypita.com

Up to $1,230,000 worth of our Class B Common Stock

Price Per Share: $0.50

Minimum Investment Amount: $250

Crazy Pita Corp. ("Crazy Pita", the "Company," "we,", "us", and "our"), is offering up to $1,230,000 worth of its Class B Common Stock, or a total of 2,460,000 shares of Class B Common Stock at $0.50 per share. The minimum target amount under this Regulation CF offering is $25,000 (the "Target Amount"). The Company must reach its Target Amount of $25,000 by November 24, 2024, the end date of the offering. Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering by November 24, 2024, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Throughout this Offering Memorandum, unless the context indicates otherwise, references to the "Company," "Crazy Pita", "we," "us" and "our" refer to Crazy Pita Corp. and its consolidated subsidiaries.

Overview

Crazy Pita Corp. is the owner and operator of fast-casual restaurants that blend traditional Mediterranean recipes with fresh, locally-sourced ingredients to deliver a distinctive dining experience. These branded restaurants include:

- <u>Crazy Pita - Rotisserie and Grill:</u> A restaurant that offers a unique blend of authentic Mediterranean flavors using fresh, locally-sourced ingredients.
- <u>Salad Madness</u>: Salad Madness specializes in crafting fresh, innovative salads with high-quality ingredients for health-conscious diners.
- <u>Chicken Genius:</u> Chicken Genius serves expertly cooked, flavorful chicken dishes, tailored to satisfy diverse tastes and preferences.

Crazy Pita Corp. owns three brick and mortar locations for its "Crazy Pita – Rotisserie and Grill" Restaurant in the Las Vegas area. The Company also makes sales through various satellite locations of each of its branded restaurants, which fulfill online and delivery orders in Nevada, Colorado, Texas, and Florida. Additionally, Crazy Pita Corp. has recently commenced a franchise program, and has one franchised "Crazy Pita – Rotisserie and Grill" Restaurant brick and mortar location currently open in Texas, as well as an agreement for up to an additional 9 franchise restaurants to be opened in Texas.

Accolades and Highlights
- FastCasual.com Top 100 Fast Casual 2024 #56 (Crazy Pita)
- FastCasual.com Top 100 Fast Casual 2023 # 67 (Crazy Pita)
- Crazy Pita Founder (Medhi Zarhloul) named Small Business-Person of the Year for the state of Nevada by the U.S. SBA
- 3 Restaurant Brands and 12 Locations across 4 States (3 directly owned Brick and Mortar restaurants in Nevada, 8 satellite locations (2 in Denver, CO 6 in Las Vegas, NV), and 1 franchise restaurant in Sugar Land, TX).
- 4 States: Nevada, Colorado, Texas, and Florida

Corporate History & Organization

The Company began as a single restaurant - Crazy Pita Rotisserie & Grill – which opened on August 16, 2006 in Las Vegas. In December 2009, Crazy Pita Restaurant Group LLC was formed in the state of Nevada, with the goal of expanding the Crazy Pita's operations. Subsequently, several new limited liability companies were formed, each of which owned and operated a new restaurant location. Additionally, in 2017, the Company formed a limited liability company through which it could conduct its planned franchising operations.

In 2024, the Company elected to undergo a strategic corporate restructuring, in which all of the various Crazy Pita operating entities would be owned and operated by a newly formed Nevada corporation, which would serve as the primary managerial entity of all operations of the Company. On June 10, 2024, Crazy Pita Corp. was incorporated under the laws of the State of Nevada. In September 2024, pursuant to a "Contribution and Assignment Agreement", all operational entities of the Company (i.e. all current subsidiaries of the Company) were acquired by Crazy Pita Corp in exchange for the issuance of 50,000 shares of Class A Common Stock of the Company to Mehdi Zarhloul, who was the sole owner of each of these entities prior to this transaction, and who became the sole owner of Crazy Pita Corp. as a result of this transaction.

As a result of this transaction, Crazy Pita Corp. essentially has taken the place of Crazy Pita Restaurant Group LLC, (which is no longer operational) and wholly owns each of the following subsidiaries (the functions of which are described further below):

- Crazy Pita Two LLC
- Crazy Pita Summerlin LLC
- Crazy Pita Rainbow LLC
- Crazy Pita Franchise LLC

Market Opportunity

The restaurant industry is poised for growth. According to the National Restaurant Association 2024 State of the Restaurant Industry Report published in February 2024, restaurant industry sales are forecast to top $1 trillion for the first time in history, and the nation's second-largest private sector employer is on track to add 200,000 jobs, pushing total employment to 15.7 million people. Specifically, the market size of Mediterranean restaurants in the US is significant, reaching about $33.3 billion in 2023, and it is expected to continue growing according to data published by IBISWorld in May 2024 in a report titled "Mediterranean Restaurants in the US - Market Size (2010-2030)".

We believe there is a lack of healthy food options that is multifaceted and significant. In many areas, especially in food deserts and rural communities, access to nutritious, affordable food is severely limited. This scarcity forces residents to rely on fast food and convenience stores, which typically offer high calorie, nutrient-poor options. The absence of healthy choices not only exacerbates the rates of obesity and related diseases such as diabetes and heart disease but also impacts cognitive function and overall productivity. Moreover, limited healthy food options hinder cultural diversity in diets, preventing Individuals from experiencing and adopting varied dietary habits that could improve long-term health outcomes.

We believe there's a growing craving for healthy, flavorful alternatives in the local dining scene as consumers become increasingly health-conscious and adventurous in their culinary choices. People are seeking meals that not only nourish their bodies but also delight their palates, diverging from the usual fast-food offerings that dominate many areas. We believe this demand highlights the need for more restaurants to offer dishes that combine nutritional value with culinary excellence. By introducing diverse flavors and wholesome ingredients, we believe our dining establishments can satisfy these cravings, attract a broader customer base, and contribute to a healthier community, while also enriching the local food culture with exciting, delicious options.

Despite the rising popularity of international cuisine across the United States, we believe there remains a notable scarcity of diverse and authentic Mediterranean cuisine options nationwide. Many areas, especially those outside major metropolitan regions, are underserved, with few restaurants offering genuine Mediterranean dishes. The available options often lack variety, focusing on a narrow selection of well-known foods, which barely scratches the surface of this rich and varied culinary tradition. This gap not only limits culinary choices for consumers but also overlooks the potential health benefits and cultural enrichment that authentic Mediterranean cooking can bring to America's dining landscape.

We believe the expansion of our brands—including Crazy Pita Corp Rotisserie & Grill, Salad Madness, and Chicken Genius Mediterranean Rotisserie—is essential to meet the increasing demand for diverse and authentic Mediterranean cuisine in the United States. We believe that expanding these brands will provide greater access to healthy, flavorful options that resonate with a growing consumer interest in nutritious and culturally rich foods. Each brand offers a unique take on Mediterranean fare, appealing to different dining preferences and dietary needs, from hearty rotisserie meals to fresh, vibrant salads. By growing their presence, we believe Crazy Pita Corp can fill a critical gap in the market, promoting healthier eating habits and cultural appreciation.

The expansion of Crazy Pita Corp across the United States is a vital response to the evolving preferences of American consumers who are increasingly seeking meals that are not only tasty but also nutritionally beneficial. Our unique offering of authentic Mediterranean cuisine, crafted with fresh, locally sourced ingredients, meets this demand by providing a dining experience that is both delicious and health-conscious. This culinary approach aligns with the contemporary shift towards healthier lifestyles, offering dishes that are rich in nutrients without compromising on flavor.

Moreover, the broader presence of Crazy Pita Corp serves as a cultural bridge, introducing more Americans to the rich traditions of Mediterranean hospitality. This expansion is not just about spreading our business but also about enriching the American food landscape with greater cultural diversity and culinary depth. We believe that each opening of a Crazy Pita Corp location brings with it a slice of Mediterranean warmth and community spirit, enhancing the social fabric of local areas.

Competitive Landscape

The competitive landscape for Mediterranean cuisine in the fast-casual sector is vibrant but challenging. Our main competitors range from small, independent eateries offering authentic dishes to large chains that prioritize convenience over authenticity. Additionally, a surge in health conscious dining trends has introduced new players specializing in nutritious menus, further intensifying the competition.

How We Set Ourselves Apart

Despite the competitive challenges we face, our unique selling proposition lies in our commitment to combining true Mediterranean flavors with fresh, locally-sourced ingredients, which we believe sets us apart as we cater to both taste and health preferences without compromising the genuine culinary experience our customers seek. Beyond our menu, we are dedicated to building a strong community around our brand. We host events, support local causes, and create a welcoming atmosphere where everyone feels part of the Crazy Pita Corp family. We also have unique recipes and cooking methods. We have developed an ecosystem that is unique to Crazy Pita. Our software and business approaches through systems include account to purchasing, marketing, inventory management and employee training. We enhance customer retention and experience through mobile ordering, a strong loyalty program, and streamlined inhouse operations, ensuring satisfaction and efficiency.

We believe our approach not only enhances our brand identity but also fosters loyalty and a sense of belonging, making Crazy Pita Corp a standout in the fast-casual dining landscape.

Our Brands

Crazy Pita - Rotisserie and Grill: Crazy Pita offers a unique blend of authentic Mediterranean flavors using fresh, locally-sourced ingredients.
Crazy Pita – Salad Madness: Salad Madness specializes in crafting fresh, innovative salads with high-quality ingredients for health-conscious diners.
Crazy Pita – Chicken Genius: Chicken Genius serves expertly cooked, flavorful chicken dishes, tailored to satisfy diverse tastes and preferences.

Our Subsidiaries

The wholly-owned operating subsidiaries of our Company include:

- *Crazy Pita Two LLC:* Owner and operator of the Crazy Pita restaurant location in The District at GVR 2225 Village Walk Drive #175 Henderson, NV 89052.
- *Crazy Pita Summerlin LLC:* Owner and operator of the Crazy Pita restaurant location in Downtown Summerlin at 10975 Sage Park Dr #100 Las Vegas, NV 89135.

- *Crazy Pita Rainbow LLC:* Owner and operator of the Crazy Pita restaurant location in South Rainbow at 8140 S Rainbow Blvd, Ste A, Las Vegas, NV 89139
- *Crazy Pita Franchise LLC:* The entity through which the Company conducts its franchise operations. *See* "Our Current Operations" further below for more details.

Our Current Operations

Brick and Mortar Locations

Crazy Pita Corp. owns three brick and mortar locations of the "Crazy Pita – Restaurant and Grill" in the Las Vegas area:

- The District at GVR 2225 Village Walk Drive #175 Henderson, NV 89052.
- Downtown Summerlin at 10975 Sage Park Dr #100 Las Vegas, NV 89135.
- South Rainbow at 8140 S Rainbow Blvd, Ste A, Las Vegas, NV 89139

Each of these restaurants offers dine-in, takeout and online-delivery options. Additionally, each location offers the full menus of Crazy Pita - Rotisserie and Grill, Salad Madness, and Chicken Genius.

To date, the Company's brick and mortar locations have provided the majority of the Company's revenues.

Satellite Locations (Licensing)

Crazy Pita - Rotisserie and Grill, Salad Madness, and Chicken Genius brands are also available via "satellite" locations. These satellite locations are owned and operated by third-parties, which prepare, market, and sell Crazy Pita's menu options. Most often, these satellite locations do not offer dine-in options, and are catered towards online ordering, takeout, and delivery. Crazy Pita licenses its restaurant brands and menu options to the operators of these satellite locations, and receives 4% of the net receipts earned by the operator of sales of Crazy Pita Corp.'s licensed menu items, payable on a monthly basis. 1% of the 4% monthly license fee is withheld by the operator to help fund marketing for our brand.

As of the date of this Offering Memorandum, the Company has a licensing agreement in place with an unrelated third-party operator, pursuant to which the Company has licensed its branded restaurant menus to 2 satellite locations in the State of Colorado.

As of the date of this Offering Memorandum, approximately 3% of the Company's revenues are earned from its licensing operations.

Franchising

Our franchised restaurant operations are comprised of the "Crazy Pita" brand concept – a fresh casual restaurant group that specializes in bringing unique quality and tasteful Mediterranean cuisine to our community. We earn an initial fee for the establishment of the franchise, as well as a 5% royalty on sales at these franchise locations payable monthly, with a minimum of $1,500 per month.

As of the date of this Offering Memorandum, we have entered into our first franchise agreement with a franchisor in Texas, which provides for the opening of 1 location in Texas, with an option to the franchisor to open up to an additional 9 "Crazy Pita - Restaurant and Grill" brick-and-mortar franchise locations by December 31, 2030.

In November 2023, the first Crazy Pita brick-and-mortar franchise location was opened in Sugar Land, Texas.

As of the date of this Offering Memorandum, approximately 5% of the Company's revenues are earned from its franchising operations.

Suppliers

The Company has a number of suppliers for its restaurants. The Company is not materially reliant on any one of its suppliers for its operations.

Our Planned Operations

To achieve our goal of expanding Crazy Pita Corp nationwide, we are seeking additional funding through this offering. This crucial investment will support our goal of opening new locations across the country, through licensing, franchising, and opening additional directly-owned brick and mortar locations, bringing our unique Mediterranean flavors to a broader audience.

Additionally, we intend to use the funds from this offering for targeted marketing campaigns to enhance our brand visibility and attract a diverse customer base. Investments in advanced kitchen technology and comprehensive staff training will also improve our operational efficiency and uphold our commitment to quality.

Employees

The Company currently has 1 full-time employee and no part-time employees. The Company's operating subsidiaries employ a total of 20 full-time employees, and 17 part-time employees.

Regulation

We and our subsidiaries are subject to numerous federal, state, local and foreign laws and regulations, including those relating to:

- the preparation and sale of food;
- building and zoning requirements;
- environmental protection;
- minimum wage, overtime and other labor requirements;
- compliance with the Americans with Disabilities Act;
- and working and safety conditions

In addition, we may become subject to legislation or regulation seeking to tax and/or regulate high-fat foods.

We are also subject to a Federal Trade Commission rule and to various state and foreign laws that govern the offer and sale of franchises. Additionally, these laws regulate various aspects of the franchise relationship, including terminations and the refusal to renew franchises.

Intellectual Property

"Crazy Pita" is a live, registered trademark, and "Salad Madness" and "Chicken Genius" are all live trademarks pending registration with the USPTO. Each of these trademarks is owned by our founder and CEO personally.

Litigation

The Company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

Through its operating subsidiaries, the Company leases three brick and mortar locations for its Crazy Pita Restaurants, as set forth below:

- *Crazy Pita Two LLC:* leases the Crazy Pita restaurant location in The District at GVR 2225 Village Walk Drive #175 Henderson, NV 89052.
- *Crazy Pita Summerlin LLC:* leases the Crazy Pita restaurant location in Downtown Summerlin at 10975 Sage Park Dr #100 Las Vegas, NV 89135.
- *Crazy Pita Rainbow LLC:* leases the Crazy Pita restaurant location in South Rainbow at 8140 S Rainbow Blvd, Ste A, Las Vegas, NV 89139

The Company's rent expense was $413,846 and $347,881 for the years ended December 31, 2023 and 2022 for its leased properties.

Additionally, the Company's headquarters are located at The District at GVR 2225 Village Walk Drive #175 Henderson, NV 89052, where it maintains an office in addition to its restaurant operation at this location.

Due Diligence

Due diligence by CrowdCheck, Inc.



RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

<u>Risks Related to the Company and its Business</u>

The reviewing CPA has issued included a "going concern" note in the Company's reviewed financial statements.

We sustained operating losses of $87,846 for the year ended December 31, 2023 and we had a deficit in working capital of $499,667. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

If the Company cannot raise sufficient funds, it will not succeed.

The Company is offering Class B Common Stock in the amount of up to $1,230,000 in this offering, with a Target Offering Amount of $25,000. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or to the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the Company's business.

COVID-19 had a substantial impact on our operations in fiscal 2021 and to a lesser extent in fiscal 2022 and fiscal 2023. In May 2023, the World Health Organization declared an end to the global health emergency. However, a recurrence of COVID-19 or new variants of COVID-19 could substantially impact customer traffic at our Company-owned and franchised restaurants, as well as sales to our Branded Product Program customers and royalties earned from our licensing activities. The Company cannot predict if new variants of COVID-19 will be discovered, what restrictions may be enacted by local, state and the federal government, to what extent it can maintain off-premises sales volumes, whether it can maintain sufficient staffing levels at our Company-owned restaurants, or if individuals will be comfortable congregating in our dining rooms or public venues such as professional sports arenas, amusement parks, shopping malls or movie theaters, and what long-lasting effects COVID-19 may have on the Company as a whole. The imposition of restrictions or a return to shutdowns imposed by local, state and/or the federal government may have a material adverse effect on our business, results of operations and financial condition.

Increases in the cost of food and paper products could harm our profitability and operating results.

General economic conditions, including increases in inflation, have adversely affected our food, commodity and paper costs and may continue to do so. Our success and profitability depends on our customers willingness to pay higher prices for our products across all channels of distribution and there is no assurance that they will do so.

Food and paper products represent a significant portion of our cost of restaurant sales. Additionally, the cost of ingredients required to produce our food can be subject to significant price fluctuations due to seasonal shifts, climate conditions, industry demand, inflationary pressures and other macroeconomic factors beyond our control.

We may continue to experience increases in the cost of food, commodity and paper products which, in turn, may adversely affect our business, results of operations and financial condition.

We cannot assure that our Company-owned restaurants, satellite locations or our franchised restaurants will be able to purchase its food, commodity or paper products at reasonable prices, or that the cost of such food, commodity or paper products will remain stable in the future.

Price increases may impact customer visits.

The Company and our franchisee and licensors have increased prices on selected menu items in order to offset rising food and commodity costs. Although we have not experienced significant resistance to our past price increases, future price increases may deter customers from visiting our Company-owned, licensed, and franchised restaurants, and may decrease demand for our products at these locations, which may adversely affect our restaurant operations.

Our business growth strategy depends in large part on the success of our licensees and franchisors. Our reputation and the reputation of our brand may be harmed by actions taken by our product licensees or franchisors that are otherwise outside of our control.

Although currently, the majority of our revenues is still generated by our wholly-owned brick and mortar locations, a significant component of our growth strategy is to expand our licensing and franchising operations. Although our agreements with these licensees and franchisors contain numerous controls and safeguards, and we monitor the operations of these parties, we cannot necessarily control the performance of our licensees or franchisors under their respective agreements, including without limitation, continued best efforts to manufacture our menu items for sale, to timely deliver the licensed menu items, to market the licensed menu items and to assure the quality of the licensed menu items. Any shortcoming in the quality, quantity and/or timely delivery of a licensed product is likely to be attributed by consumers to an entire brand's reputation, potentially adversely affecting our business, results of operations and financial condition. In addition, a licensee's failure to effectively market the licensed products may result in decreased sales, which would adversely affect our business, results of operations and financial condition. Also, to the extent that the terms and conditions of any of these license and/or franchise agreements change, our business, results of operations and financial condition could be materially affected.

The fast casual restaurant business is highly competitive, and that competition could lower revenues, margins and market share.

The fast casual restaurant business of the foodservice industry is intensely competitive with respect to taste preferences, price, service, location, brand reputation, advertising and promotional initiatives, personnel, and the type and quality of menu offerings. We and our licensees and franchisees compete with international, national, regional and local restaurant chains. Other key competitive factors include the number and location of restaurants, quality and speed of service, attractiveness of facilities, effectiveness of digital and social media engagement, and new product development. We anticipate competition will continue to focus on quality, convenience and pricing. Many of our competitors have substantially larger marketing budgets which may provide them with a competitive advantage. Changes in pricing or other marketing strategies by these competitors can have an adverse impact on our sales, earnings and growth. For example, many of those competitors have adopted "value pricing" strategies intended to lure customers away from other companies, including our Company. Consequently, these strategies could have the effect of drawing customers away from companies which do not engage in discount pricing and could also negatively impact the operating margins of competitors which attempt to match their competitors' price reductions. Extensive price discounting in the fast casual restaurant business could have an adverse effect on our financial results.

In addition, if patrons have a poor experience at a Company-owned or a franchised restaurant, we may experience a decrease in customer counts which, in turn, may result in a decline in Company-owned restaurant sales or franchise royalties.

We and our franchisees and licensees compete within the foodservice market and the fast casual restaurant business not only for customers but also for management and hourly employees and qualified franchisees. If we are unable to maintain our competitive position, we could experience downward pressure on prices, lower demand for products, reduced margins, the inability to take advantage of new business opportunities and the loss of market share.

All such competition may adversely affect our business, results of operations and financial condition.

Current restaurant locations may become unattractive, and attractive new locations may not be available for a reasonable price, if at all, which may reduce our revenue.

The success of any restaurant depends in substantial part on its location. There can be no assurance that current locations will continue to be attractive as demographic patterns change. Neighborhood or economic conditions where restaurants are located could decline in the future, thus resulting in potentially reduced sales in those locations. If we and our franchisees cannot obtain desirable additional and alternative locations at reasonable prices, our results of operations would be adversely affected.

Any perceived or real health risks related to the food industry could adversely affect our ability to sell our products.

We are subject to risks affecting the food industry generally, including risks posed by the following: food spoilage or food contamination; consumer product liability claims; product tampering; and the potential cost and disruption of a product recall. Our products are susceptible to contamination by disease-producing organisms, or pathogens, such as salmonella, norovirus, hepatitis A, trichinosis and generic E. coli. Because these pathogens are generally found in the environment, there is a risk that these pathogens could be introduced to our products as a result of improper handling at the manufacturing, processing, foodservice or consumer level. Our suppliers' manufacturing facilities and products, as well as our franchisee, licensing, and Company-owned restaurant operations, are subject to extensive laws and regulations relating to health, food preparation, sanitation and safety standards. Difficulties or failures in obtaining any required licenses or approvals or otherwise complying with such laws and regulations could adversely affect our revenue. Furthermore, we cannot assure you that compliance with governmental regulations by our suppliers or in connection with restaurant operations will eliminate the risks related to food safety.

Events reported in the media, or incidents involving food-borne illnesses or food tampering, whether or not accurate, can cause damage to our brand's reputation and affect sales and profitability. Reports, whether true or not, of food-borne illnesses and injuries caused by food tampering have in the past severely injured the reputations of participants in the fast casual restaurant business and could in the future affect our business as well. Our brand's reputation is an important asset to the business; as a result, anything that damages our brand's reputation could immediately and severely hurt system-wide sales and, accordingly, revenue and profits. If customers become ill from food-borne illnesses or food tampering, we could also be forced to temporarily close some, or all, restaurants. In addition, instances of food-borne illnesses or food tampering, even those occurring solely at the restaurants of competitors, could, by resulting in negative publicity about the restaurant industry, adversely affect system sales on a local, regional or system-wide basis. A decrease in customer traffic as a result of these health concerns or negative publicity, or as a result of a temporary closure of any of our Company-owned restaurants or our franchisees' restaurants, could materially harm our business, results of operations and financial condition.

Negative publicity, including complaints on social media platforms and other internet-based communications,

could damage our reputation and harm our guest traffic, and in turn, negatively impact our business, financial condition, results of operations and prospects.

There has been an increase in the use of social media platforms and other forms of internet-based communications, including video sharing and instant messaging platforms, that allow individuals to access a broad audience of consumers and other interested persons. The availability of information on these social media platforms and internet-based communications is virtually immediate, as is its impact. The opportunity for dissemination of information, including inaccurate information, organizing collective actions such as boycotts and other brand-damaging behaviors is seemingly limitless and readily available. Information concerning our business and products may be posted on such platforms at any time. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction. Such platforms could also be used for dissemination of trade secret information, compromising valuable Company assets. The dissemination of information online, regardless of its accuracy, could harm our business, results of operations and financial condition.

The use of social media has become a larger element of our advertising and promotional efforts. These marketing initiatives may not be successful, resulting in expenses incurred without a corresponding increase in sales, increased customer awareness or engagement or brand awareness. The laws and regulations governing the use of social media are evolving and changing. If the Company, our employees, our franchisees or business partners do not adhere to the laws and regulations regarding the use of social media, it may adversely affect our business, results of operations, and financial condition and may subject the Company to litigation, fines or penalties.

Changing dietary preferences may cause consumers to avoid products offered by us in favor of alternative foods.

The foodservice industry is affected by consumer preferences and perceptions. If prevailing dietary preferences, perceptions and governmental regulation cause consumers to avoid the products we offer in favor of alternative foods, demand for our products may be reduced and could materially adversely affect our business, results of operations and financial condition.

If the Company cannot protect, maintain and, if necessary, enforce its intellectual property rights, the value of our Company and its brands will be adversely impacted.

The success of our business depends on the continued ability to use existing trademarks, domain names, service marks and other components of each of our brands in order to increase brand awareness and further develop branded products. We may not be able to adequately protect our trademarks, and the use of these trademarks may result in liability for trademark infringement, trademark dilution or unfair competition. All of the steps we have taken to protect our intellectual property may not be adequate.

We have registered many of our trademarks and service marks in the United States. Third parties may challenge our use of the trademarks or service marks. In the event that our trademarks or service marks are successfully challenged, we could be forced to rebrand our products and services, which could result in loss of brand recognition, and could require us to devote resources towards advertising and marketing new brands. Further, we cannot assure you that competitors will not infringe upon our marks, or that we will have adequate resources to enforce our trademarks or service marks. We cannot ensure that all of the steps that we have taken to protect our intellectual property in the United States will be adequate.

We also license third party franchisees and other licensees to use our trademarks and service marks. We enter into franchise agreements with our franchisees and license agreements with our licensees which govern the use of our trademarks and service marks. Although we make efforts to monitor the use of our trademarks and service marks by our franchisees and licensees, we cannot assure you that these efforts will be sufficient to ensure that our franchisees and licensees abide by the terms of the trademark licenses. In the event that our franchisees and licensees fail to do so, our trademark and service mark rights could be diluted.

Due to the concentration of our restaurants in particular geographic regions, our business results could be impacted by the adverse economic conditions prevailing in those regions regardless of the state of the national economy as a whole.

As of the date of this Offering Memorandum, the majority of our revenue is produced by our Company-owned brick and mortar locations, all of which are located in or near Las Vegas, Nevada. The geographic concentration in Las Vegas, Nevada can cause economic conditions in this area of the country to have a disproportionate impact on our overall results of operations. Additionally, the majority of our satellite locations are located in Colorado, and our franchised location is in Sugarland, Texas. It is possible that adverse economic conditions in states or regions that contain a high concentration of our Crazy Pita branded restaurants could have a material adverse impact on our business, results of operations and financial condition.

We rely extensively on computer systems, our point-of-sales system and information technology to manage our business. Any disruption in our computer systems, our point-of-sales system or information technology may adversely affect our ability to run our business.

We are significantly dependent upon our computer systems, our point-of-sales system and information technology to properly conduct our business. A failure or interruption of computer systems, our point-of-sales system or information technology could result in the loss of data, business interruptions or delays in business operations. Many of these systems are provided and managed by third parties, and we are reliant on these third-party providers to implement protective measures that ensure the security, availability and integrity of their systems. Despite our considerable efforts to secure our computer systems and these third-party systems, security breaches, such as unauthorized access and computer viruses, phishing attacks, introduction of malware or ransomware may occur resulting in system disruptions, shutdowns or unauthorized disclosure of confidential information. Any security breach of our computer systems, and/or these third-party systems may result in adverse publicity, loss of sales and profits, penalties or loss resulting from misappropriation of information.

If any of our critical information technology systems were to become unreliable, unavailable, compromised or otherwise fail, and we were unable to recover in a timely manner, we could experience an interruption that could have a material adverse effect on our business, results of operations and financial condition.

Cyberattacks and breaches could cause operational disruptions, fraud or theft of sensitive information.

Aspects of our operations are reliant upon internet-based activities, such as ordering supplies and back-office functions such as accounting and transaction processing, making payments and accepting credit card payments in our restaurants, as well as at third party online ordering and delivery businesses, processing payroll and other administrative functions, etc. For instance, if we fail to comply with applicable rules or requirements for the payment methods we accept, or if payment-related data is compromised due to a breach or misuse of data, we may be liable for costs incurred by payment card issuing banks and other third parties or subject to fines and higher transaction fees, or our ability to accept or facilitate certain types of payments may be impaired. In addition, our customers could lose confidence in certain payment types, which may result in a shift to other payment types or potential changes to our payment systems that may result in higher costs.

We also use third-party vendors. While we select third-party vendors carefully, we do not control their actions. Any problems caused by these third parties, including those resulting from breakdowns or other disruptions in communication services provided by a vendor, failure of a vendor to handle current or higher volumes, cyberattacks and security breaches at a vendor could adversely affect our ability to deliver products and services to conduct our business.

Although we have taken measures to protect our technology systems and infrastructure, including investing in our existing information technology systems and providing employee training around phishing, malware and other cyber risks, there can be no assurance that we will be successful and fully protected against cyber risks and security breaches. The techniques and sophistication used to conduct a cyberattack change frequently and the measures that we have taken do not guarantee that a cyberattack or security breach could not occur. A cyberattack or security breach could result in operational disruptions, theft or fraud, or exposure of sensitive information to unauthorized parties. Such events could result in additional costs related to operational inefficiencies, damages, claims or fines and may adversely affect our business, results of operations and financial condition.

We may face skill and labor shortages.

Restaurants and food-service businesses across the United States have recently been faced with labor shortages. Such labor shortages could lead to operational challenges if we, our franchisees, and/or licensees cannot adequately staff our business operations. Additionally, such shortages could lead to an increase in wages, resulting in increased costs for our business, and ultimately harming profitability of us and our partners.

<u>**Risks Related to Regulatory Matters**</u>

Changes to minimum wage rates have increased our labor costs.

We must comply with the Fair Labor Standards Act and various federal and state laws governing minimum wages. Increases in the minimum wage and labor regulations have increased our labor costs. Additionally, the federal government and a number of other states are evaluating various proposals to increase their respective minimum wage. As minimum wage rates increase, we may need to increase not only the wages of our minimum wage employees but also the wages paid to employees at wage rates that are above minimum wage. As a result, we anticipate that our labor costs will continue to increase. If we are unable to pass on these higher costs through price increases, our margins and profitability as well as the profitability and margins of our franchisees will be adversely impacted which could have a material adverse effect on our business, results of operations or financial condition. Our business could be further negatively impacted if the decrease in margins for our franchisees results in the potential loss of new franchisees or the closing of a significant number of existing franchised restaurants.

Changes in franchise regulations and laws could impact our ability to obtain or retain licenses or approvals and adversely affect our business, financial condition, results of operations and prospects.

We are subject to federal statutes and regulations, including the rules promulgated by the U.S. Federal Trade Commission, as well as certain state laws governing the offer and sale of franchises. Many state franchise laws impose substantive requirements on franchise agreements, including limitations on non-competition provisions and on provisions concerning the termination or non-renewal of a franchise. Some states require that certain materials be filed for a franchisor to be registered and approved (or exempt from the applicable state franchise law) before a franchisor can offer or sell franchises in that state. The failure to obtain or retain licenses or approvals to sell franchises could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are subject to health, employment, environmental and other government regulations, and failure to comply with existing or future government regulations could expose us to litigation, damage our corporate reputation or the reputation of our brands and lower profits.

We and our franchisees are subject to various federal, state and local laws, rules or regulations affecting our businesses. To the extent that the standards imposed by local, state and federal authorities are inconsistent, they can adversely affect popular perceptions of our business and increase our exposure to litigation or governmental investigations or proceedings. We may be unable to manage effectively the impact of new, potential or changing regulations that affect or restrict elements of our business. The successful development and operation of restaurants depends to a significant extent on the selection and acquisition of suitable sites, which are subject to zoning, land use (including the placement of drive-thru windows), environmental (including litter), traffic and other regulations. There can be no assurance that we and our franchisees will not experience material difficulties or failures in obtaining the necessary licenses or approvals for new restaurants which could delay the opening of such restaurants in the future. Restaurant operations are also subject to licensing and regulation by state and local departments relating to health, food preparation, sanitation and safety standards, federal and state labor laws (including applicable minimum wage requirements, overtime, working and safety conditions and citizenship requirements), federal and state laws prohibiting discrimination and other laws regulating the design and operation of facilities. If we fail to comply with any of these laws, we may be subject to governmental action or litigation, and accordingly our reputation could be harmed.

Injury to us or our brand's reputation would, in turn, likely reduce revenue and profits. In addition, difficulties or failures in obtaining any required licenses or approvals could delay or prevent the development or opening of a new restaurant or renovations to existing restaurants, which would adversely affect our revenue.

Failure by third-party manufacturers or suppliers of raw materials to comply with food safety, environmental or other regulations may disrupt our supply of certain products and adversely affect our business.

We rely on third-party manufacturers to produce our products and on other suppliers to supply raw materials. Such manufacturers and other suppliers, whether in the United States or outside the United States, are subject to a number of regulations, including food safety and environmental regulations. Failure by any of our manufacturers or other suppliers to comply with regulations, or allegations of compliance failure, may disrupt their operations. Disruption of the operations of a manufacturer or other suppliers could disrupt our supply of product or raw materials, which could have an adverse effect on our business, results of operations, and financial condition. Additionally, actions we may take to mitigate the impact of any such disruption or potential disruption, including increasing inventory in anticipation of a potential production or supply interruption, may adversely affect our business, results of operations, and financial condition.

Supply chain risk could increase our costs and limit the availability of ingredients and supplies that are critical to our operations. In addition, we have a limited number of suppliers and distributors. We remain in regular contact with our major suppliers and to date we have not experienced significant disruptions in our supply chain; however, there is no guarantee this will continue. Such factors may have a material adverse effect on our business, results of operations and financial condition.

We are subject to many federal, state and local laws, as well as statutory and regulatory requirements. Failure to comply with, or changes in these laws or requirements, could have an adverse impact on our business.

In 2023, the National Labor Relations Board ("NLRB") issued amendments to its previous regulation on joint employment; under that amended regulation, some franchisors might have been deemed the "joint employer" of its franchisees' staff under certain fact patterns. However, in March 2024, a federal court struck down the 2023 amended regulation, leaving the NLRB's previous 2020 regulation on joint employment in effect. It is not yet known whether the NLRB will appeal from the March 2024 court decision. There is also the possibility of administrative action from other agencies, state governments, and in private lawsuits that may allege that a franchisor and its franchisee "jointly employ" the franchisee's staff, that the franchisor is responsible for the franchisees' staff (under theories of apparent agency, ostensible agency, or actual agency), or otherwise. If the U.S. Department of Labor and agencies such as the Occupational Safety and Health Administration and NLRB take a more aggressive position on defining and enforcing joint employer status, or if Congress passes the proposed "PRO Act" and it is signed into law, that might change the status quo and expose Crazy Pita to the possibility of being deemed a "joint employer" of our franchisees' staff (together with our franchisees) and also to the possibility that some franchisees might be reclassified as Crazy Pita Corp.'s "employees."

Among other things, a determination that our Company and its franchisees are joint employers of one or more franchisees' staff may make it easier to organize our franchisees' staff into unions, provide the staff and their union representatives with bargaining power to request that we have our franchisees raise wages, and make it more expensive and less profitable to operate a Crazy Pita franchised restaurant. A decrease in profitability or the closing of a franchise restaurant may negatively impact our business.

Risks Related to the Securities Being Offered

The Class B Common Stock being offered to investors in this offering is non-voting.

Investors in this offering will have no ability to influence or control the actions taken by the Company, except as expressly provided under Nevada law.

Our founder has control over all stockholder decisions because he controls 100% of our voting stock.

As a result of the Class A Common Stock that he holds, Mehdi Zarhloul, our founder and Chief Executive Officer, has 100% voting control over the Company. The Class B Common Stock issued in this offering will not dilute his voting control because the Class B Common Stock has no voting rights. As a result, Mr. Zarhloul has the ability to control the outcome of all matters submitted to our stockholders for approval, including the election, removal, and replacement of directors and any merger, consolidation, or sale of all or substantially all of our assets.

Any valuation at this stage is difficult to assess.

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Our valuation and our offering price have been established internally and are difficult to assess.

Our Company has set the price of its Class B Common Stock at $0.50 per share based on our own internal valuation. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of an early-stage company. The issuance of additional shares of Class B Common Stock may dilute the value of your holdings. You should not invest if you disagree with this valuation. See "Dilution" for more information.

No guarantee of return on investment.

There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

You can't easily resell the securities.

There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the Company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

The Company's management has discretion as to use of proceeds from this offering.

The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the Class B Common Stock hereby will be entrusting their funds to the Company's management, upon whose judgment and discretion the investors must depend.

Future fundraising may affect the rights of investors.

In order to expand, the Company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on the Company's team:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
Mehdi Zarhloul	Chief Executive Officer, President	December 9, 2009 (1)	40 hours
Directors:			
Mehdi Zarhloul	Director	December 9, 2009 (1)	

(1) While the Company was incorporated in June 2024, Mr. Zarhloul has been the primary manager of the Company's predecessors since its inception.

Medhi Zarhloul, Founder, President and CEO

Medhi Zarhloul is the founder of Crazy Pita Corp, and has been the primary manager of the Company since the opening of the first Crazy Pita Rotisserie & Grill restaurant in August 2006, and has overseen the growth of the Crazy Pita restaurant and brand since its inception. Prior to Crazy Pita, Mehdi held the position of the Assistant Food & Beverage Director with Four Seasons, where he managed and opened several international properties with substantial revenues. Mehdi leverages over 35 years of hospitality expertise to lead Crazy Pita Corp's vision. His deep industry knowledge shapes the brand's commitment to quality and exceptional Mediterranean dining experiences.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The following table shows who owns more than 20% of company's voting securities as of September 25, 2024:

Name of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Medhi Zarhloul	50,000	100%

The following table describes our capital structure as of September 25, 2024:

Class of Equity	Authorized Limit	Issued and Outstanding	Committed, Not-issued**	Available*
Class A Common Stock	50,000,000	50,000	0	49,950,000
Class B Common Stock	20,000,000	0	0	20,000,000

USE OF PROCEEDS

The Company anticipates using the proceeds from this offering in the following manner:

Purpose or Use of Funds	Allocation After Offering Expenses for a $25,000 Raise	Allocation After Offering Expense for a $1,230,000 Raise
Offering Costs (1)	$25,000	$97,400
General and Administrative (2)	$0	$200,000
Repayment of Debt (3)	$0	$400,000
Business Expansion (4)	$0	$532,600

(1) Includes a $2,500 set-up fee and 3% commission on offering proceeds payable to Andes Capital, as well as other costs of this offering (including legal and accounting costs). We note that we have assumed a 3% commission (equal to $36,900 at the maximum offering), but Andes Capital is entitled to a 6% commission on investments made by individuals introduced to us by Andes Capital, so the amount paid to Andes Capital may be higher than estimated in the table above. At the Target Amount of $25,000, all proceeds of this offering will be used to pay offering costs incurred in connection with this offering.
(2) Includes compensation to Company employees (current and future hires), including payment of salary to Mehdi Zarhloul, estimated to be approximately $150,000 per year.
(3) Specifically, repayment of the Company's outstanding SBA loans.
(4) Includes expansion of the Company's licensing and franchising activities, opening new Company-owned brick and mortar restaurants, and increasing brand-awareness through increased marketing activities.

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the Company.

FINANCIAL DISCUSSION

Financial statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were reviewed by Pinnacle Accountancy Group of Utah (a dba of Heaton & Company, PLLC) The following discussion should be read in conjunction with our reviewed financial statements and the related notes included in this Offering Statement.

Note: The financial statements included with this Form C were prepared for "Crazy Pita Restaurant Group, LLC" – which is essentially a predecessor entity of the Company. As described in "The Company's and It's Business" section of this Offering Memorandum, in 2024, the founders of the Company elected to undergo a strategic corporate restructuring, in which all of the various Crazy Pita operating entities would be owned and operated by a newly formed Nevada corporation, which would serve as the primary managerial entity of all operations of the Company. On June 10, 2024, Crazy Pita Corp. was incorporated under the laws of the State of Nevada to. In September 2024, all operational entities of the Company were acquired by Crazy Pita Corp in exchange for the issuance of 50,000 shares of Class A Common Stock of the Company to Mehdi Zarhloul, who was the sole owner of each of these entities prior to this transaction, and who became the sole owner of Crazy Pita Corp. as a result of this transaction.

Prior to the restructuring, Crazy Pita Restaurant Group, LLC was the primary managerial entity of the Company's operations – a role now held by Crazy Pita Corp. As such, the Company believes the financial statements of Crazy Pita Restaurant Group, LLC (and subsidiaries) included with this Form C are representative of what the operations of Crazy Pita Corp. would have looked like had it been in existence in its current form as of December 31, 2023 and 2022.

Results of Operations for the years ended December 31, 2023 and 2022.

Revenues: The Company's revenues for the year ended December 31, 2023 were $3,219,898, compared to $2,912,053 for the year ended December 31, 2022. This represents an increase of $307,845 or 10.57%. This increase is largely attributable to a combination of increased brick-and-mortar sales in 2023, as well as an increase in our menu prices in 2023.

Operating Expenses: Total operating expenses amounted to $3,293,000 for the year ended December 31, 2023 compared to $3,076,850 the year ended December 31, 2022, an increase of $216,150 or 7%. In both periods, the largest component of operating expenses was cost of revenues, followed by general and administrative expenses and depreciation expenses.

- *Cost of Revenues:* The Company's cost of revenues was $1,762,382 for the year ended December 31, 2023, up from $1,607,072 in 2022. This increase of $155,310 or 9.66% aligns with the revenue increase in 2023 described above, and reflects rising costs of our supplies as well as increases to minimum wage requirements that led to us increasing our prices.
- *General and Administrative Expenses:* General and administrative expenses increased to $1,449,746 for the year ended December 31, 2023 from $1,406,774 for the year ended December 31, 2022, marking an increase of $42,972 or 3.05%. In both periods, our general and administrative expenses were primarily comprised of rent payments leased brick and mortar locations, advertising costs, utilities costs, credit card fees, and third-party delivery fees.
- *Depreciation Expense:* Depreciation expense for the Company increased to $80,872 for the year ended December 31, 2023 from $63,004 for the year ended December 31, 2022, an increase of $159,177 or 28.4%. This decrease is largely the result of opening a new brick and mortar location, which required the purchase of new restaurant equipment, and ultimately led to greater depreciation in 2023.

Other Income / Expenses: The Company had total other expenses of $14,744 for the year ended December 31, 2023, compared to other income of $257,114 for the year ended December 31, 2023. The primary reason for this is that the Company received a one-time RRF Grant in 2022 that offset the Company's other expenses in 2022. In both periods, interest expenses incurred on outstanding loans of the Company was the largest component of other expenses. Interest expense for the year ended December 31, 2023 was $58,669, an increase from $32,224 for the year ended December 31, 2022, an increase of $26,445 or 82.1%. This increase was largely the result of rate increases on the Company's existing SBA loans.

Net Loss: As a result of the foregoing, the Company reported a net loss of $87,846 for the year ended December 31, 2023, compared to a net gain of $92,317 for the year ended December 31, 2022.

Since the end of the period covered by the financial statements, the Company has started receiving royalties from its first franchise restaurant, which opened in early November 2023. The Company has also begun to receive more licensing revenue from royalties paid by its satellite locations since December 31, 2023.

Plan of Operations and Milestones

We have established the following milestones in our plan of operations:
- ● Our first priority is our business development and expansion. After paying operating expenses, if we raise $450,000, we plan to use the majority of these proceeds to open an additional Crazy Pita brick and mortar restaurant location Las Vegas, NV. We anticipate we could open this new restaurant within 9 months of receiving $500,000.
- ● For proceeds raised in excess of $450,000, we would focus on marketing, as well as expanding our licensing and franchising activities, and expect to spend approximately $80,000 towards those activities.
- ● For proceeds raised after this (i.e. in excess of $530,000, after expenses), we would focus on repayment of debt (in the form of our SBA loans), followed by payment of salaries of our employees.

Liquidity and Capital Resources

The Company is currently generating revenues, with total revenues of $3,219,898 for the year ended December 31, 2023. While the Company incurred a net loss for the year ended December 31, 2023, it generated profits of $92,317 for the year ended December 31, 2022. The Company had cash on hand of $59,718 as of December 31, 2023.

The Company has historically been capitalized by a combination of equity investments from its founder, revenues from its operations, and loans from the issuance of promissory notes. Total principal and interest of notes outstanding as of December 31, 2023 was $545,120.

The Company has not committed to make any capital expenditures, and in the event it does not raise sufficient funds from this offering, it will defer the capital expenditures it has planned.

Currently, we estimate our burn rate (net cash out) to be on average about $100,000 per month.

Indebtedness

The Company had various notes payable as of December 31, 2023, each of which are summarized below:

Promissory Notes (or other Loans)	Principal Amount at issuance	Interest Rate	Maturity Date

U.S. SBA Loan	$480,000	WSJ Prime + 2.00% per annum	1/14/25
U.S. SBA Loan	$440,000	WSJ Prime + 2.75% per annum	9/11/32

Each of these notes are still outstanding as of the date of this Offering Memorandum.

As of December 31, 2023, the Company owed a total of $545,120 in principal and interest on outstanding promissory notes. The Company has incurred an interest expense on these notes of $58,669 and $32,224 during the years ended December 31, 2023 and 2022, respectively. The Company has interest accrued on the above notes in the amount of $1,647 and $1,402 at December 31, 2023 and 2022, respectively.

Trends

We expect that, due to our business expansion plans as detailed in this Offering Memorandum, our overhead will increase by an up to 50% over the next two years.

RELATED PARTY TRANSACTIONS

In September 2024, pursuant to a "Contribution and Assignment Agreement", all operational entities of the Company (i.e. all current subsidiaries of the Company) were acquired by Crazy Pita Corp in exchange for the issuance of 50,000 shares of Class A Common Stock of the Company to Mehdi Zarhloul, who was the sole owner of each of these entities prior to this transaction, and who became the sole owner of Crazy Pita Corp. as a result of this transaction. The shares were issued pursuant to the exemption provided by Section 4(a)(2) of the Securities Act.

RECENT OFFERINGS OF SECURITIES

We have made the following issuances of securities within the last three years:

- In September 2024, pursuant to a "Contribution and Assignment Agreement", all operational entities of the Company (i.e. all current subsidiaries of the Company) were acquired by Crazy Pita Corp in exchange for the issuance of 50,000 shares of Class A Common Stock of the Company to Mehdi Zarhloul, who was the sole owner of each of these entities prior to this transaction, and who became the sole owner of Crazy Pita Corp. as a result of this transaction. The shares were issued pursuant to the exemption provided by Section 4(a)(2) of the Securities Act.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital stock. This summary reflects our Articles of Incorporation and does not purport to be complete and is qualified in its entirety to the actual text of our Articles of Incorporation and its Bylaws. For a complete description of the Company's capital stock, you should refer to our Articles of Incorporation and our Bylaws and applicable provisions of the Nevada Revised Statutes.

General

The Company's authorized securities consist of up to 70,000,000 shares of Common Stock, par value $0.001 per share, of which 50,000,000 are designated Class A Common Stock, and 20,000,000, are designated as Class B Common Stock, As of the date of this Offering Memorandum, there are 50,000 shares of Class A Common Stock outstanding, and no shares of Class B Common Stock outstanding. For this offering, the Company is issuing Class B Common Stock at $0.50 per share.

Class B Common Stock has the same rights and powers of, ranks equally to, shares ratably with and is identical in all respects, and as to all matters to Class A Common Stock; except that our Class B Common Stock is non-voting and is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Nevada Law.

We refer to both Class A and Class B Common Stock together as "Common Stock" herein.

Common Stock

Voting Rights

Our Class A Common Stock is entitled to one vote per share on all matters submitted for a shareholder vote. Our Class B Common Stock is non-voting, and therefore is not entitled to vote on any mattes submitted for a shareholder vote

Dividend Rights

Holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Right to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the Company's debts and other liabilities.

Rights and Preferences

Holders of the Company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the Company's Common Stock.

What it Means to be a Minority Holder

As an investor in Class B Common Stock of the Company, you will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties.

Transferability of securities

For a year, these securities sold pursuant to Regulation CF can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the Company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The Company has selected KoreTransfer Agency, an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the Company's securities.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2020 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the Company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the Company but her stake is worth $200,000.

- In June 2021 the Company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the Company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the Company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the Company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The offering price for our current offering was determined based on our internal valuation of our Company. We considered the number of stores we own, our franchise agreements, our licensing deals, the value of our brands, as well as current gross income and estimated future gross income after we implement our plan of operations.

REGULATORY INFORMATION

Disqualification

Neither the Company nor any of its officers or directors are disqualified from relying on Regulation Crowdfunding.

Annual reports

The Company has not filed annual reports to date. The Company is required to file a report electronically with the SEC annually and post the report on its website no later than 120 days after its fiscal year end (December 31). Once posted, the annual report may be found on the Company's website at www.crazypitainvestments.com and/or www.crazypita.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1)   it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred holders of record and has total assets that do not exceed $10,000,000;

(3)   it has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   it liquidates or dissolves its business in accordance with state law.

Compliance failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

ANDES CAPITAL INVESTING PROCESS

Investment Confirmation Process: In order to purchase the securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Facilitator for this offering (North Capital) until the Target Amount has been met or exceeded, and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the offering deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Amount prior to the offering deadline, it may close the Offering early provided (i) the expedited offering deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited offering deadline to the Investors, and (iii) the Company continues to meet or exceed the Target Amount on the date of the expedited offering deadline.

Visit www.crazypitainvestments.com, click the "Invest with us" or "Invest now" button, and follow the steps to complete your investment.

Information Regarding Length of Time of Offering

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the Company reaching its offering target, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found here, www.crazypitainvestments.com.


EXHIBITS


Each of the following exhibits are filed on EDGAR:

> **Exhibit A**: Articles of Incorporation of Crazy Pita Corp
>
> **Exhibit B**. Bylaws of Crazy Pita Corp

Exhibit C. Financial Statements

Exhibit D. Subscription Agreement

Exhibit E. Offering Page of Crazy Pita Corp (www.crazypitainvestments.com)

SIGNATURES

Pursuant to the requirements of Regulation Crowdfunding, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crazy Pita Corp.

By: */s/ Mehdi Zarhloul*
Name: Mehdi Zarhloul
Title: President
Date: September 25, 2024

Pursuant to the requirements of Regulation Crowdfunding, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By: */s/ Mehdi Zarhloul*
Name: Mehdi Zarhloul
Title: President, Director, Principal Executive Officer, Principal Accounting Officer
Date: September 25, 2024